Fangdd Network Group Ltd.

Room 602, Unit B4, Kexing Science Park

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen, 518057

People’s Republic of China

September 26, 2022

VIA EDGAR

Mr. Ruairi Regan

Mr. Victor Rivera Melendez

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Fangdd Network Group Ltd. (CIK: 0001750593) Registration Statement on Form F-3 (File No. 333-267397)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933 (“Act”), as amended, Fangdd Network Group Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Time, on September 29, 2022, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cooley LLP.

[Signature page follows]

Very truly yours,

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chairman of the Board of Directors and Chief Executive Officer